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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)

                                 Juan A. Mendez
                           C/o TTR Technologies, Inc.
                                4424 16th Avenue
                            Brooklyn, New York 11204
                                 (718) 851-2881
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 87305U102
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1     NAMES OF REPORTING PERSONS

      Juan A. Mendez

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NA
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                        7     SOLE VOTING POWER

                              1,163,626
                        -------------------------------------------------------
  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     1,163,626
    WITH                --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,163,626

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
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                                       2

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ITEM 1. SECURITY AND ISSUER

     Class of Securities: Common Stock, par value $0.001 per share (the "Common Stock")

     Name and Address of Issuer: TTR Technologies, Inc. (the "Company"), 4424 16TH Avenue, Brooklyn, New York 11204.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f)

     This Schedule 13D is being filed by Juan A. Mendez. Mr. Mendez's business address is c/o TTR Technologies, 4424 16th Avenue, Brooklyn, New York 11204.

     The Reporting Person is principally employed as President of Total Claims Mgmt, an insurance adjustment firm.

     The Reporting Person currently serves on the Company's Board of Directors as a non-employee director. The Reporting Person is a citizen of the United States of America.

(d) and (e)

     During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funding for the purchase by the Reporting Person of the shares of Common Stock of the Company was personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

     All of the shares of Common Stock reported herein were acquired for investment purposes.

     The Reporting may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon his evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

                                       3
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

     The Reporting Person is the beneficial owner of 1,163,626 shares of Common Stock (including 164,406 shares subject to options to purchase Common Stock which are currently exercisable or exercisable within sixty days of the date hereof), which constitutes approximately 7% of the total shares of Common Stock outstanding. The Reporting Person has sole voting and investment power with respect to all of the shares of Common Stock reported on herein.

     The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership reported is based on 16,440,330 outstanding shares of Common Stock, based on the number of outstanding shares said to be outstanding in Company's preliminary proxy statement on Schedule 14A filed on January 29, 2004.

     (c) On February 3, 2004, the Reporting Person acquired 500,000 shares of the Company's Common Stock on the open market at a price per share of $0.41. On January 22, 2004, the Company's Board of Directors awarded the Reporting Person a five year option to purchase up to 164,406 shares of the Company's Common Stock at a per share exercise price of $0.56. Except as set forth herein, the Reporting has not effected any transaction in the Common Stock during the sixty days immediately prior to the date hereof.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

                                                     /s/ Juan A. Mendez
                                                    -----------------------
                                                    Juan A. Mendez